May 5, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. Kam Shah
Chief Financial Officer
47 Avenue Road, Suite 200
Toronto, Ontario, Canada M5R 2G3

Re:	Noble House Entertainment Inc.
	Form 20-F for the year ended June 30, 2005
	Commission file #: 000-50492

Dear Mr. Shah:

We have reviewed your April 26, 2006 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *

Form 20-F for the year ended June 30, 2005

Notes to the Financial Statements

Note 4. Investment in Film and Television Programs

1. We note from your response to our prior comment 2, the various assumptions used in developing the revenue and cost estimates used in your impairment analysis of the investment in film and television programs. In future filings, please include a disclosure of the assumptions used in the impairment analysis.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments via EDGAR within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
Mr. Kam Shah
Noble House Entertainment, Inc.
May 5, 2006
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